

Mail Stop 7010

October 30, 2007

Via U.S. mail and facsimile

Mr. Val John Christensen
Executive Vice President, General Counsel and Secretary
EnergySolutions, Inc.
423 West 300 South, Suite 200
Salt Lake City, UT 84101

> **Re: EnergySolutions, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Submitted in Draft on October 29, 2007**
> **File No. 333-141645**

Dear Mr. Christensen:

We have reviewed your proposed additional disclosures regarding the acquisition of Duratek. Please further expand your disclosures to clarify the following:

- Disclose the purchase price paid for Duratek. Disclose the fact that your valuation experts concluded that the enterprise value of Duratek (i.e. the fair value of Duratek's common stock and debt) was $223.9 million and that this value was the basis for assessing the fair value of the acquired assets and liabilities in the purchase price allocation.
- Quantify the total net present value of identified "entity specific" synergies (i.e., the synergies that were the basis for the $14 million/year synergies you quantified for us in your comment letter response dated October 22, 2007). Discuss management's plan regarding how these synergies can be achieved. You must fully convey to your readers that 100% of the expected value of these entity specific synergies was paid to the former owners of Duratek on day one of the acquisition.
- Quantify the amount of "strategic vision" synergies (purchase price less $223.9 fair value less the value of the identified specific synergies (i.e., the point 2 above) and discuss management's plan regarding how these synergies can be achieved. Clarify that the expected value of these synergies were also paid to the former owners of Duratek on day one of the acquisition.
- Provide a risk factor that fully discusses the economics of the purchase price paid for Duratek. In this regard, you should quantify the goodwill recognized as a

result of paying such a significant premium over the fair value of the common stock and debt of Duratek, and fully address the potential for impairment of this asset if management's expectations regarding the realization of both its entity specific and strategic vision synergies do not come to fruition.

- Please confirm that E&Y has reviewed and approved these updated disclosures.

Please provide us with an updated goodwill impairment analysis that reflects the restated purchase price allocation for Envirocare. Please ensure that you provide us with the full projections supporting each of the reporting unit's cash flows. If possible, please prepare this analysis with and without the Duratek acquisition considered. Please confirm that E&Y has reviewed and approved this updated analysis.

Please request E&Y to update its audit report to address the restatement discussed in Note 18 to your audited financial statements for the year ended December 31, 2004, one month ended January 31, 2005, eleven months ended December 31, 2005 and year ended December 31, 2006.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with the amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amendment and responses to our comments.

You may contact Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief